July 15, 2005




Mr Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549


RE:  PROGEN INDUSTRIES LIMITED
     FORM 20-F FOR FISCAL YEAR ENDED JUNE 30, 2004
     FILE NO. 000-29228

Dear Mr. Rosenberg:

     We refer to your letter dated June 9, 2005 in relation to the above matter.

     We hereby respond to each of your comments as follows.

Form 20-F for Fiscal Year Ended June 30, 2004
---------------------------------------------
Item .5. Operating and Financial Review and Prospects
-----------------------------------------------------
Overview, page 44
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     1.   Please expand your disclosure by referring to the Division of
          Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
          ------------------------------------------------------------

          Please disclose the following information for each of your major research and development projects:

               a.   The current status of the project;
               b. The costs incurred during each period presented and to date on the project;
               c. The nature, timing and estimated costs of the efforts necessary to complete the project;
               d.   The anticipated completion dates;
               e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
               f. The period in which material net cash inflows from significant projects are expected to commence.

          Regarding b., if you do not maintain any research and development costs by project,


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          disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative and qualitative disclosure that indicates the amount of the company's resources being used on the project.

          Regarding c. and d., disclose the amount and range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information if not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

          Company response:
          -----------------

          We have updated our disclosure accordingly under Item 5.A. Operating Results. Research and Development Expenses.

Critical Accounting Policies
----------------------------
Revenue Recognition and Research and Development Expenses, page 45
------------------------------------------------------------------

     2. We note from your disclosure that you have identified revenue recognition and research and development expenses as critical accounting estimates. The disclosures included in MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, we believe your discussion of revenue recognition and development expenses in MD&A should also include the following information:

               a. Specifically address why your accounting estimates and/or assumptions bear the risk of change.
               b.   How you arrive at the estimates and/or assumptions.
               c. How much the estimates and/or assumptions have changed in the past.
               d. Whether the estimates and/or assumptions are reasonably likely to change in the future.
               e. Provide a quantitative analysis of the sensitivity of your estimates and/or assumptions to change, based on outcomes that are reasonably likely to occur and would have a material effect.

          Please refer to FRR 72 "Interpretation: Commission Guidance Regarding Managements' Discussion and Analysis of Financial Condition and Results of Operations" for additional guidance.

          Company response:
          -----------------

          We have reviewed the extent to which the reported amounts of revenue and research and development expense required us to make estimates and judgments. The application of our accounting policies in relation to revenue recognition and research and development expense did not involve significant estimates and judgments.


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          Accordingly, we have updated our disclosure under Critical Accounting
          Policies by removing reference to revenue recognition and research and development expense as critical accounting policies.

Financial Statements
--------------------
Notes to Financial Statements
-----------------------------
Statements of Operations, page F-3
----------------------------------
1. Summary of Significant Accounting Policies
---------------------------------------------
Patents, page F-9
-----------------

     3. We note from your disclosure that costs incurred for filing, defending and protecting patents (i.e. legal costs) are included in research and development expense in the statement of operations. Please refer to SFAS 2 paragraph 10(i) which states that typically legal work in connection with patent applications or litigation are excluded from research and development expenses. As such, please revise your financial statements to reclassify these costs from research and development expenses or explain to us why your classification is appropriate.

          Company response:
          -----------------

          We have amended the "Research and development expenditure" and "Patents" Significant Accounting Policies on page F-9 of the Financial Statements.

          We have updated the following disclosures as a result of this change to our Significant Accounting Policies:
               -    Form 20-F: Item 3.A. Selected Financial Data.
               - Form 20-F: Item 5. Operating and Financial Review and Prospects. Research and Development Expenses.
               -    Financial Statements. Statements of Operations.


13. Stock Option Plans
----------------------

     4. We note from your disclosure that you reported your stock option information in A$. Please revise your disclosure to reflect amounts in your reporting currency USD. Please refer to Rule 3-20 of Regulation S-X.

          Company response:
          -----------------

          We have updated the following disclosures accordingly:
               -    Form 20-F. Item 6.E. Share Ownership. Option Plans.
               -    Form 20-F. Item 7.A. Major Shareholders.
               - Financial Statements. Note 6. Investments accounted for using equity method.
               -    Financial Statements. Note 13. Stock Option Plans.


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The Company hereby acknowledges that:
     - it is responsible for the adequacy and accuracy of the disclosure in this filing;
     - United States Securities and Exchange Commission (SEC) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
     - the Company will not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities law of the United States.

You may contact the undersigned if you have any questions regarding the above responses to your comments at +61 7 3273 9110.

Sincerely,



Linton W. P. Burns
Chief Financial Officer and Company Secretary